Exhibit 99.1

Nanox Analyst Day 2024 and its subsidiaries

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Cantor Global Healthcare Conference

Nanox Analyst Day 2024

Nanox Analyst Day 2024 • • • • • •

Nanox Analyst Day 2024 Chest 30% Hand 29% Head 5% Pelvis 4% Leg 13% Abdomen 6% Spine 13%

Nanox Analyst Day 2024 Sherri Donaldson, COO at DRI, Kansas Dr. Todd Goldman, Chiropractor at TCC, New York

Nanox Analyst Day 2024 U.S. FDA 510(k)

Nanox Analyst Day 2024 Alexis Kurek, PhD. MA.CCC - SLP Population Health Operations Specialist Dr. Madubata, MD Non - Invasive Cardiologist Einstein Medical Center, Philadelphia Brittany Weber,MD Phd. Director, Cardio - Rheumatology Clinic, Division of Preventive Cardiology, Division of Cardiovascular Imaging

Nanox Analyst Day 2024 Radiologists Radiologists + AI tool

Nanox Analyst Day 2024 Early findings study, show in the ADOPT that Nanox.AI software improves the detection of spine fractures, an early sign of osteoporosis, outperforming UK National Health Service national average . ”

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Nanox Analyst Day 2024 Pulmonary nodule is expected to be the first AI application for the new Nanox.ARC X, automatically identifying patients with pulmonary nodules aiming to raise report rates across US

Nanox Analyst Day 2024

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Nanox Analyst Day 2024 • • • • • •

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Nanox Analyst Day 2024

Nanox Analyst Day 2024

September 2024

NANOX

Disclaimer

Disclaimers

This presentation has been prepared by NANO-X IMAGING LTD and its subsidiaries ("Nanox" or the "Company") and includes market data and other information from sources believed by the Company to be reliable. For example, industry and market data, including Nanox's own research, and surveys or industry publications and surveys as well as public information about Nanox's customers and discussion with them. Some data are also based on Nanox's good-faith estimates, which are derived from Nanox's review of internal sources as well as the other sources described above. Although Nanox believes these sources are reliable, Nanox has not independently verified the information is accurate and complete. As a result, you should be aware that market share, ranking and other similar data set forth in this presentation, and estimates and beliefs based on such data may not be reliable.

Market and Industry Data and Customer Information

Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by Nanox or any director, employee, agent, or adviser of the Company. This presentation does not purport to be all inclusive or to contain all of the information about the Company. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy the Company's securities, nor shall there be any sale of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any estimates contained in this presentation as to events that may occur in the future (including forward-looking statements) are based upon assumptions believed by the Company to be reasonable at the time made.

Forward-Looking Information Statement

This presentation contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Nanox. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company's research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as the words "will," "believe," "expect," "intend," "plan," "should," "estimate", "might", "may", "should", "anticipate", "expect", "predict" "potential" and similar expressions which are intended to identify forward-looking statements. Forward-looking statements are based on information the Company has when those statements are made or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox's ability to complete development of the Nanox System; (ii) Nanox's ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox's expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox's ability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox's ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC;(vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox's expectations regarding collaborations with third parties and their potential benefits; (viii) Nanox's ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things; and (xii) potential litigation associated with our transactions.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox's actual results to differ from those contained in the Forward-Looking Statements, see the section titled "Risk Factors" in Nanox's Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this presentation.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this presentation to conform these statements to actual results or to changes in the Company's expectations.

On the Agenda

Opening Remarks

Expanding Our reach
U.S. Business update
Recent Key Takeaways
Nanox Commercial Strategy
Regulatory Pathway

Leveraging AI
AI Proven Results
New AI Cardiac Solution V2.0
Nanox.ARC AI

Clinical Performance
R&D Center
Nanox.ARC Clinical Proven results

The Future is Now
The New Nanox.ARC X
Embark Your Journey to The Future

Q&A Session

Lunch



The Future Is Now

NANOX

The Future Is Now

Offering a seamless end-to-end solution, from scan to diagnosis

Providing advanced diagnostic imaging capabilities and elevating overall patient care

The Future Is Now

Expanding Our Reach

Offering Nanox technology both within and beyond hospital settings

Offering a seamless end-to-end solution, from scan to diagnosis

Leveraging AI

Create adaptive solutions that improves global health equity and patient outcomes

Providing advanced diagnostic imaging capabilities and elevates overall patient care

Robust Clinical Performance

Prioritizing clinical needs and development efforts with the medical community.

Expanding Our Reach

NANOX

Business Update Q2

1 **Submitted a new 510k submission to the FDA** to expand the intended use cases for the Nanox.ARC for general use, including chest.

2 **Advanced the US deployment program** for the Nanox.ARC technology, with systems installed in eight states, and a robust sales pipeline.

3 **Installed initial Nanox.ARC systems** as part of three chain medical imaging service providers in the US.

4 **Announces the development of system to be called Nanox.ARC X,** that will be introduced in our next investor relations' event.

5 **Nanox.AI Receives FDA 510K Clearance for HealthCCSng V2.0**, upgraded version of the cardiac solution, introduces additional 'zero calcium' categorization of coronary calcium (CAC) and generates an exact calcium score with corresponding CAC detection category output.

6 Nanox.AI Cardiac Solution, HealthCCSng, was **highlighted in multiple scientific presentations** at the 2024 SSCCT annual meeting.

U.S. Business Update


New York
New Jersey
Kansas
California
Delaware
Georgia
Texas
Florida



Advanced the US deployment program for the Nanox.ARC technology, with systems installed in eight states, and a robust sales pipeline.

Nanox Commercial Strategy

Hybrid approach combining a usage-based MSaaS model with a CapEx model to help promote adoption

MSaaS

- Innovative MSaaS business model
- Nanox covers CapEx investment and deployment costs for systems
- Covered procedure with established reimbursement (CPT Code: 76100) range of $88–$109[1], providing attractive margins for providers and imaging facilities

	Nanox's MSaaS Model (on a per scan basis)			Traditional Model
U.S.	**Scanning**	**Reading**	**Total**	
CPT Code 76100	$58–79	$30	**$88–109**	**$170–$200K Upfront** + Potential Installation Costs
Nanox Price	$30	$20	**$50**	
Net to Operator ($)	$28–49	$10	**$38–59**	
Net to Operator (%)	48%–62%	33%	**43%–54%**	
Ex-U.S.				
Nanox	$14–17	$20	**$34–37**	

Contract minimum: 7–10 scans/day; estimated 23 days/month[1][2]

Additional Commercial Strategy: OEM

Nanox is engaged with various OEMs and governments around the world to evaluate and/or develop X-ray tubes, industrial inspection applications, security systems, dental, veterinary and other novel medical devices

- Upfront charge for X-ray Nanox.SOURCE
- Licensee would be responsible for the operation of the medical imaging systems integrating the Nanox.SOURCE
- Recurring royalty payments for each system sold that incorporates the Nanox.SOURCE

Note: 1) Varies based on regional economics; 2) Deviations from the abovementioned figures exist as part of the Nanox.ARC launch process in order to promote the product and educate the market

Nanox.ARC
Recent Key Takeaways

NANOX

Nanox.ARC
Recent Key Takeaways

Global Scans by Body Part


Spine
13%
Chest
30%
Abdomen
6%
Leg
13%
Head
5%
Pelvis
4%
Hand
29%

Clinical and commercial global scans to date, Nanox internal monitoring system
All non-MSK scans were performed outside the USA

Case Studies



Sherri Donaldson,
COO at DRI, Kansas

"The installation of the Nanox.ARC at our facility marks a significant leap forward in our diagnostic capabilities. ***This innovative technology allows us to provide our patients with advanced imaging services****, potentially* ***reducing wait times and improving the overall patient experience****. We're excited to be at the forefront of this technological advancement in medical imaging."*

DIAGNOSTIC RADIOLOGY INSTITUTE of Kansas City



Dr. Todd Goldman,
Chiropractor at TCC,
New York

"Integrating the Nanox.ARC into our practice has been ***seamless and impactful.*** *The system's ability to produce high-quality 3D tomographic images while maintaining a compact footprint is impressive. We anticipate that this technology will not only* ***enhance our diagnostic accuracy but also improve our workflow efficiency, benefiting both our staff and patients****."*

TOTAL CHIROPRACTIC CARE
Physical Therapy, Orthopedic Surgery, Pain Management & Spinal Decompression

Regulatory Pathway



NANOX

Nanox.ARC Regulatory Pathway



Current Clearance/ approval	U.S. FDA 510(k) | MSK Israel AMAR | MSK Ghana GFDA | Whole Body	
Submitted	EU CE | Whole Body	U.S. FDA 510(k) | indications to include general use, incl. **Chest**
Future submission		U.S. FDA 510(k) | Nanox.ARC X

Leveraging AI

NANOXAI

AI Proven Results



Brittany Weber,MD Phd.
Director, Cardio-Rheumatology Clinic, Division of Preventive Cardiology, Division of Cardiovascular Imaging

"These data demonstrate how AI-based calcium scoring could guide more effective prevention strategies and cardiovascular risk assessment for IMID patients and other often overlooked populations."

Brigham and Women's Hospital
Founding Member, Mass General Brigham



Dr. Madubata, MD Non-Invasive Cardiologist Einstein Medical Center, Philadelphia

"Nanox.AI cardiac solution has enabled us to flag CAD high-risk patients while ***driving significant revenue to our department.****"*

Einstein Healthcare Network
Now part of Jefferson Health
Jefferson Health
Home of Sidney Kimmel Medical College



Alexis Kurek, PhD. MA.CCC-SLP
Population Health Operations Specialist

"Nanox has allowed us to not only bring value to the patient by helping them identify chronic disease early through their routine care, but also to our organization as we are able to implement early treatment interventions and prevent disease progression."

Corewell Health

AI Cardiac Proven Results

By using Nanox.AI's cardiac solution, Corewell Health significantly increased their ability to detect coronary calcification, identifying nearly **4,000 new patients in 2023** compared to just **268 patients having CAC reported in the previous two years.**


4000
3500
3000
2500
2500
2000
1500
1000
500
0
3,721
268
2021-2022
Radiologists
2023
Radiologists
+ AI tool



Dr. Langholz, M.D., FACC FASE

Frederick Meijer Heart and Vascular Institute Corewell Health, Grand Rapids, MI Clinical Professor, MSU School of Medicine

https://www.youtube.com/watch?v=oyun1RMC_Yc

AI Bone Proven Results

"Early findings in the ADOPT study, show that Nanox.AI software improves the detection of spine fractures, an early sign of osteoporosis, outperforming UK National Health Service national average."

NANOX.AI | Royal Osteoporosis Society – Better bone health for everybody | UNIVERSITY OF OXFORD | NHS Cambridge University Hospitals NHS Foundation Trust


125
100
75
50
25
0
% Patients
Jan 2016 … Nov 2023
Date Index Fracture Diagnosed Year & Month
Patient identification %
National patient identification %
Spine fracture %
National Spine fracture %
Chart data is indicative status only - FFFAP.org.uk (c) Royal College of Physicians - Technology by Crown Informatics

Patient identification –

University Hospital Southampton NHS Foundation

Nanox.AI Software yields **six-fold increase** in spine fracture identification

AI Software yields six-fold increase in spine fracture identification — Nuffield Department of Orthopaedics, Rheumatology and Musculoskeletal Sciences (ox.ac.uk)

AI Cardiac Solution – HealthCCSng

FDA Cleared 510k


Detected
Calcium
1000+
400
100
0

1. Analyzes non-contrast, non-ECG gated chest CT scans.
2. Automatically measures calcified plaque in the coronary arteries.
3. Output key images with visualization of the calcified plaques within the coronary arteries.
4. Index bar to indicate the level within the category.
5. The results can be added automatically to the radiology report.

AI Cardiac Solution – HealthCCSng V2.0

FDA Cleared 510k

Upgraded Version of Advanced AI Cardiac Solution

HealthCCSng V2.0 introduce several features


AI: Coronary Artery Calcium
HIGH
Detected Calcium
868
AI: Coronary Artery Calcium
MEDIUM
377
AI: Coronary Artery Calcium
LOW
59


Detected Calcium
1000+
400
377
100
1


NANOXAI
AI Detection
Coronary Artery Calcium
ZERO

- Addition of a "0" calcium category result.
- Presentation of the numerical score alongside the category result.
- Age range update from 30 and above to the range of 30-85, with the capability to configure both the lower (e.g., 30, 40) and upper (e.g., 70, 80, 85) bounds per customer.

Coronary calcium scoring on non-gated CT scans is not as accurate as on gated CT scans

ARC AI - Future Application

Pulmonary nodule is expected to be the first AI application for the new Nanox.ARC X, automatically identifying patients with pulmonary nodules aiming to raise report rates across US


Tomosynthesis
Pulmonary nodule

Image was taken by the Nanox.ARC without AI tool/application. For illustration purposes only

Clinical Performance

Dr. Nogah Shabshin
Department of Radiology ,Penn medicine, PA.
Department of Radiology, Emek Medical Center, Clalit Health Services, Israel
Head of Tomosynthesis, Nanox.ARC Division

NANOX

R&D Center

R&D

8
Labs

10
PHD

IP

Nanox

14 Patents families — **(40+)** Patents

NanoxAI

14 Patents families — **(~30)** Patents

Future Roadmap

Multi Beam

Stationary CT

OEM



VAREX IMAGING

csem

Clinical Trial 08.2024: Preliminary Results for Chest DTS

RABIN MEDICAL CENTER
BEILINSON • HASHARON

Improved diagnostic accuracy compared to conventional radiography (CXR)

- **Radiographically occult lesion** (seen on DTS only. Not seen on CXR): **19/26**
  - Lung nodules **10**
  - Others: rib fracture, sclerotic lesions, lymph node calcification **11**
- **Elimination of suspected lesions on CXR: 11/26**
- **Improved localization of a lesion: 9/26**
- **Better characterization of a lesion: 6/26**

Taken from Nanox's whitepaper, August 2024
https://cdn.prod.website-files.com/602a32732226833dce680ffe/66c475b4bc1b534719b9ef44_Evaluation%20Of%20The%20Diagnostic%20Potential%20for%20Chest%20and%20Lung%20Diseases.pdf

Clinical Trial 08.2024: Preliminary Results for Chest DTS

RABIN MEDICAL CENTER
BEILINSON • HASHARON

- **Missed lesions on DTS:** **0**
- **Short learning curve**
  - The reading radiologists had no prior experience in chest DTS.

Taken from Nanox's whitepaper, August 2024
https://cdn.prod.website-files.com/602a32732226833dce680ffe/66c475b4bc1b534719b9ef44_Evaluation%20Of%20The%20Diagnostic%20Potential%20for%20Chest%20and%20Lung%20Diseases.pdf

Clinical Trial: Preliminary Results for Chest

RABIN MEDICAL CENTER
BEILINSON • HASHARON

X-Ray



Nanox.ARC



A 3mm nodule is seen in the right upper lobe on DTS only (arrow). The nodule is not seen on the 2D radiographs even retrospectively.

Nanox.ARC



On a different DTS slice a 1.2 cm nodule is clearly seen (arrow) while on a conventional 2D radiograph it is obscured by the right hilum.

Clinical Trial 08.2024 : Preliminary Results for Chest

RABIN MEDICAL CENTER
BEILINSON • HASHARON

X-Ray



On CXR, the lesion is noticeable however no characterization is available

Nanox.ARC



The lesion is clearly noticeable and its cavitary nature is easily seen.
Slice 20/60

Clinical Trial 05.2024: Preliminary Results for MSK

SHAMIR MEDICAL CENTER

Improved diagnostic accuracy compared to conventional radiography (XR)

- **DTS added value to the XR** **17/19**
- **Radiographically occult fracture** (seen on DTS only. Not seen on XR): **7/19**
- **Elimination of suspected fracture on XR:** **3/19**
- **Improved localization of a fracture:** **5/19**
- **Better characterization of a fracture age:** **1/19**
- **Detection of sclerotic lesion obscured in XR** **1/19**

All Nanox.ARC images were of high diagnostic quality enabling optimal depiction of findings as defined by the orthopedic surgeon

Taken from Nanox's whitepaper, August 2024:
https://cdn.prod.website-files.com/602a32732226833dce680ffe/66c33c84a223e6c66d9c0e2b_Evaluation%20Of%20The%20Diagnostic%20Potential%20Of%20A%20Novel%20Tomosynthesis%20System%20For%20MSK.pdf

Clinical Trial Initial Results for MSK in Shamir Medical Center

SHAMIR MEDICAL CENTER

X-Ray



On XRAY - The cast obscures fine bony details. There is a suspected subluxation of the 2nd MTP.

Nanox.ARC







On DTS, we can see Avulsion fracture of the Lisfranc ligament (left), Intraarticular fracture of the 2nd MTT (middle) as well as an additional displaced bony fragment (orange) and a 4th MTT fx (right).

The Future is Now Nanox.ARC X

NANOX

Device is not yet regulatory approved | Concept for educational purposes only

Nanox.ARC X

Nanox.ARC X is our future 3D digital multi-source tomosynthesis system.

The improved design results in a smaller footprint.

Future capabilities such as image enhancement and synthetic 2D, as well as new intended uses can be upgraded remotely and immediately upon receipt of regulatory approval


NANOX

Device is not yet regulatory approved | Concept device for Illustrative purposes only

Potential Benefits of Nanox.ARC X



1 Smaller footprint
a unified single-unit system.
No construction is needed, turn any standard X-Ray shielded room to a Nanox.ARC X room.

2 Multi- Axis tomographic system
5 cold cathode tubes are equally distributed above the patient table. Each tube operates independently and sequentially, enabling multi-angle imaging.

3 Open and Sleek design
Easy patients access from all bed sides.
Potentially reduces patient's claustrophobia.

4 Cables free design
No cables in the room, for user and patient safety, ease of cleaning and maintenance.

5 Plug & Play
Simple room positioning.
Low power: 110v/220v 16A.
One day installation.
Brief technician qualification.

6 Future capabilities such as image enhancement and synthetic 2D, as well as new intended uses can be **upgraded remotely and immediately** once regulatorily approved.

Device is not yet regulatory approved | Concept device for Illustrative purposes only

Design

Nanox.ARC

Industrial Design



Nanox.ARC X

Simplified metal parts
Sleek Design


NANOX

Industrial Design

Nanox.ARC

Length: 2.7 m
Height: 1.45 m
Patient table: lays on wheels



Nanox.ARC X

Length:2.1 m
Height: 1.59 m
Patient table: flying, lay on chassis


NANOX

Industrial Design

Nanox.ARC

External cabinet



Nanox.ARC X

Cabinet under the system table



Thank You



NANOX